# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Carnot Compression Inc.
5610 Scotts Valley Drive, Ste. B513
Scotts Valley, CA 95066
https://carnotcompression.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

# Company:

**Company:** Carnot Compression Inc.
**Address:** 5610 Scotts Valley Drive, Ste. B513, Scotts Valley, CA 95066
**State of Incorporation:** DE
**Date Incorporated:** February 19, 2014

# Terms:

## Equity

**Offering Minimum:** $10,000.00 | 10,000 shares of Common Stock
**Offering Maximum:** $1,070,000.00 | 1,070,000 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $1.00
**Minimum Investment Amount (per investor):** $250.00

*\*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

## Voting Rights of Securities Sold in this Offering

**Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

**Expedited closing sooner than 21 days.**

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

## Perks and Investment Bonuses*

### *Time-Based Rewards:*

**Visionary**

First 72 Hours │15% Bonus Shares

**Pacesetter**

Next 4 Days│10% Bonus Shares

**Trendsetter**

Next 7 Days│5% Bonus Shares


### *Amount-Based Rewards:*

**$500+ | Investor Community Access**

Receive periodic updates from our executive team on key developments and major milestones

**$2,000+ | 20 Horsepower**

Receive 3% bonus shares

**$5,000+ | 50 Horsepower**

Receive 5% Bonus Shares + 30-minute call with our executives to discuss the company

**$10,000+ | 100 Horsepower**

Receive 5% Bonus Shares + $1,000 rebate on a future compressor purchase

**$25,000+ | 250 Horsepower**

Receive 5% Bonus Shares + $1,500 rebate on a future compressor purchase

*All perks occur after the Offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

Carnot Compression Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1 / share, you will receive 110 common stock shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

Carnot Compression is revolutionizing the $30+ billion compressor with its proprietary isothermal compression technology. The CarnotTM Compressor solves the heat of compression problem by using a working liquid to compress a gas, while actively removing the heat of compression throughout the compression process. By more effectively capturing the heat of compression, the CarnotTM Compressor delivers low temperature oil-free compressed air with high reliability and a 100% duty cycle. Carnot's technology is protected by multiple issued and pending patents both in the US and large international markets. The technical merit and potential for the technology is evidenced by grant funding from the National Science Foundation and the California Energy Commission.

Carnot Compression was formed on February 19, 2014 as a Delaware Limited Liability Company. On May 11, 2020 the company filed a certificate of conversion to convert the Limited Liability Company from a Delaware limited liability company to a Delaware corporation pursuant to Section 265 of the Delaware General Corporation Law and Section 18-216 of the Delaware Limited Liability Company Act.

*Competitors and Industry*

The global air compressor market is estimated at $30 billion in annual capital spending. Oil-free applications account for approximately 1/3 of annual spending, or $10 billion. Approximately 80% of the total unit volume of industrial air compressors sold are under 100HP. Although the larger HP units carry a disproportionately higher capital cost, it is clear that our target market is a multi-billion dollar market for new equipment purchases. Within the oil-free market, we believe applications ranging initially from 5-25HP provide an attractive entry point. We expect to scale the technology up to 100HP within the first 3 years of product launch, with the possibility to scale beyond 100HP. Incumbent technologies in the 5-100HP segment primarily include rotary scroll at the low HP end and dry rotary screw compressors starting at 50HP. First cost to the customer for these compressors is approximately 3x that of a comparable oil-flooded compressor. This provides us with an opportunity to compete in a premium priced market with a premium product offering.

### *Current Stage and Roadmap*

Carnot has progressively developed the technology from desktop proof of concept to a fully-integrated pre-commercial prototype that is currently being tested under a grant from the California Energy Commission. 3rd-party validation of the disruptive potential of the technology is evidenced by grant funding from the National Science Foundation and the California Energy Commission. The progress made to date has positioned the Company to apply the lessons learned from the current test phase to the next design iteration that we anticipate deploying commercially.

## The Team

### Officers and Directors

**Name:** Todd Thompson

Todd Thompson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  **Dates of Service:** February 19, 2014 - Present
  **Responsibilities:** CEO

**Name:** Hans Shillinger

Hans Shillinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  **Dates of Service:** February 19, 2014 - Present
  **Responsibilities:** Product Development

**Name:** Wayne Hagan

Wayne Hagan's current primary role is with Quanta Utility Engineering Services.

Wayne Hagan currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** February 20, 2014 - Present
  **Responsibilities:** Wayne is a member of the Board of Directors. He does not receive a cash salary. Wayne owns 1,346,035 shares of common stock. He also has a SAFE with a valuation cap of $8 million.

Other business experience in the past three years:

- **Employer:** Quanta Utility Engineering Services
  **Title:** Senior Electrical Engineer
  **Dates of Service:** February 01, 2018 - Present
  **Responsibilities:** Comprehensive design of distribution systems; system capacity, protection, reliability, operations and maintenance, industry and local standards, feasibility, & construct-ability.

Other business experience in the past three years:

- **Employer:** North Sky Engineering
  **Title:** Senior Electrical Engineer
  **Dates of Service:** January 01, 2010 - January 31, 2018
  **Responsibilities:** Comprehensive design of distribution systems; system capacity, protection, reliability, operations and maintenance, industry and local standards, feasibility, & construct-ability.

**Name:** Sean Kilgrow

Sean Kilgrow's current primary role is with Machado & Sons. Sean Kilgrow currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** February 20, 2014 - Present
  **Responsibilities:** Sean is a member of the Board of Directors. He does not receive any cash compensation. Sean owns 983,276 shares of common stock.

Other business experience in the past three years:

- **Employer:** Machado & Sons
  **Title:** President, Alternative Fuels Division
  **Dates of Service:** October 01, 2019 - Present

**Responsibilities:** Sean is responsible for developing waste to gas projects for the company.

Other business experience in the past three years:

- **Employer:** Doosan
  **Title:** Senior Director, Project Delivery and Power Engineering
  **Dates of Service:** November 30, 2018 - September 30, 2019
  **Responsibilities:** Manage key customer engagements and serve as project sponsor for all projects.

Other business experience in the past three years:

- **Employer:** Black & Veatch
  **Title:** Regional General Manager
  **Dates of Service:** September 01, 2014 - October 30, 2018
  **Responsibilities:** Sean was responsible for business development efforts within the Southwestern US for the Black & Veatch Energy Business

**Name:** Larry Leis

Larry Leis's current primary role is with Conestoga Energy Partners. Larry Leis currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** February 20, 2014 - Present
  **Responsibilities:** Larry is a member of the Board of Directors. He does not receive any cash compensation. Larry owns 1,430,000 shares of common stock (directly and as president of No-Drill Inc.).

Other business experience in the past three years:

- **Employer:** Conestoga Energy Partners
  **Title:** Vice President and Board Member
  **Dates of Service:** January 01, 2007 - Present
  **Responsibilities:** Larry is a member of the Board of Directors

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen

at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering equity in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing ongoing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*We may never have an operational product or service*
Our technology is still being developed and tested. We are currently testing a pre-commercial compressor. Further testing and designed will be required to bring the product to commercial readiness. It is possible that there may never be a viable commercial product based on our technology.

*Some of our products are still in prototype phase and might never be operational products*
It is possible that there may never be an operational product or that the product may never be used by customers. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Developing new products and technologies entails significant risks and uncertainties*
We are currently in the research and development stage and have only manufactured a prototype of our compressor. Delays or cost overruns in the development of our compressor and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

*Minority Holder; Securities with No Voting Rights*
The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get

nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

### This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

### Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with our next design iteration we will have a commercial product that will be of interest to certain early adopter customers. It is possible that our product will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

### We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

### We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and to date it's only source of revenue has been from research grants. If you are investing in this company, it's because you think that the Carnot Compressor is a compelling technology, that the team will be able to successfully market, and sell the product at a profit level that will enable us to build a successful company. Further, we have never turned a profit as a product company and there is no assurance that we will ever be profitable.

### We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns many patents trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

### *We have pending patent approval's that might be vulnerable*

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

### *Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into licenses. This would cut off a significant potential revenue stream for the Company.

### *The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*Technology Readiness*

The company's technology has not been proven over an extended duty cycle in representative operating conditions. Furthermore, the technology has not been manufactured at scale. The Company's ability to sell its product at a viable profit and establish a customer base are therefore uncertain.

*Market Conditions*

Demand for our product is sensitive to worldwide economic conditions. Current economic uncertainty driven by COVID-19 may cause demand for air compressors to decline for an uncertain period of time. This may cause price competition within the industry which may limit our ability to sell our product at a reasonable margin.

*COVID-19*

We operate in states that have been subject to shelter in place orders to prevent the spread of COVID-19. These restrictions have delayed testing the prototype developed under EPC 16-046 from the California Energy Commission. We may be subject to ongoing or re-occurring shelter in place orders that cause delays in development, testing, and commercialization in the future.

*Safety and Liability*

Our compressor is an industrial product that has inherent safety risks. Features required to operate the product safely may subject us to unexpected cost increases and will require us to obtain liability insurance for product liability once we begin selling our product. In the future, customers may use our product in potentially hazardous applications that can cause injury or loss of life and damage to property, equipment or the environment. In addition, compressors are often integral to the production process for some end-users and any failure of our products could result in a suspension of operations. We cannot be certain that our products will be completely free from defects. We cannot guarantee that insurance will be available or adequate to cover all liabilities that we may incur. We also may not be able to obtain insurance in the future at levels we believe are necessary and at rates we consider reasonable. We may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where our product is used in the future.

*New Product Introduction and Acceptance*
Our product is often used in critical production and operational processes. Customers may be hesitant to adopt our product which may limit our ability to achieve market traction. Without sufficient adoption of our product we may never achieve a sustainable level of operating profit.

*Regulatory*
Our product may be subject to varying level of regulations depending on its ultimate use case. Our ability to comply with regulations may force us to incur additional costs or may prevent us from profitably exploiting the technology for all of its potential use cases.

## Ownership and Capital Structure; Rights of the Securities

### Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Hans Shillinger | 2,441,728 | Common Stock | 21.5 |

## The Company's Securities

The Company has authorized Common Stock, and SAFE . As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

### *Common Stock*

The amount of security authorized is 20,000,000 with a total of 11,332,182 outstanding.

### *Voting Rights*

Stockholders are entitled to vote at any meeting of the stockholders.

### *Material Rights*

### Voting rights of securities sold in this offering

Each Subscriber in this offering shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

### *SAFE*

The security will convert into Common equity and the terms of the SAFE are outlined below:

**Amount outstanding:** $40,000.00
**Maturity Date:** June 30, 2021
**Interest Rate:** 0.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $8,000,000.00
**Conversion Trigger:** Equity financing at fixed pre-money valuation

*Material Rights*

Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of the Company's Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of the Company's Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of shares of the Company's Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

## What it means to be a minority holder

As a minority holder of common stock sold in this offering, you agree to grant your voting rights by proxy to the CEO of the company, which means you will have limited rights, if any, in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A LLC Units
  **Type of security sold:** Equity
  **Final amount sold:** $155,133.00
  **Number of Securities Sold:** 387,833
  **Use of proceeds:** Product development and general working capital
  **Date:** December 31, 2019
  **Offering exemption relied upon:** 501 (D)

- **Type of security sold:** SAFE
  **Final amount sold:** $40,000.00
  **Use of proceeds:** Intellectual property costs and general working capital
  **Date:** July 12, 2019
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

Revenues were $811,760 in 2019, a decrease of 17% from $972,258 in 2018. The increase in revenues in 2018 was mainly due to a full year of revenue from research grants from the National Science Foundation (NSF) and the California Energy Commission (CEC). Both of these projects started during 2017 and only reflected partial billings then. In 2019, revenues decreased because the NSF project was completed on September 30, 2019 and only reflected 9 months of revenues compared to 12 months in 2018. The company also had lower CEC billings in 2019, which caused CEC revenues to decrease 10% from $606,633 in 2018 to $548,636 in 2019.

COGS went from $665,403 in 2018 to $618,456 in 2019, a 7% decrease due to the decrease in sales from 2018 to 2019.

As a result of decreased revenues, the company was not able to make a profit in 2019 as it did in 2018, where net income was in the amount of $87,255, but ended up making a net loss in 2019 in the amount of $15,625.

**Historical results and cash flows:**

The company had an accumulated deficit of $458,047 and cash in the amount of $8,581 as of December 31, 2019. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flows statements.

**Operating Activities**

In 2019, cash used in operating activities was in the amount of $80,715, in comparison, the company had an inflow from operating activities in the amount of $198,006 in 2018. The contrasting result in cash flows from operating activities for both years was primarily due to a decrease in deferred revenues and the net loss incurred in 2019. The company went from an influx in deferred revenue in the amount of $84,374 in 2018 to a decrease of $140,624.

**Investing Activities**

In 2019, the company cash used in investing activities went up to $117,774 from $37,854. The increase in cash used in investing activities was mainly due to the purchase of additional patents by the company.

**Financing Activities**

Cash provided by financing activities increased to $190,066 in 2019, while in 2018, the company has cash used in financing acties in the amount of $148,098. The increase in cash provided by financing activities was primarily due to contributions from members and an increase in debt borrowings.

Management is hopeful that the company will turn around the decrease of revenues in 2019 and start generating product sales as the company's plan is to enter into niche markets around the country and begin selling directly to customers within the next year. We believe that our value proposition will enable us to gain traction in a premium-priced market. Current oil-free air compressors in the 10 horsepower range sell for upwards of $17,000. After our market entry, we believe that successful operating history and low maintenance costs will enable us to offer premium pricing and build customer loyalty. Our market prospects are really good. Air compressors make up a growing market that's projected to pass $40B by 2025, with the oil-free compression segment representing around a third of the sector.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of today May 15, 2020, the company has $5,333 in cash in the bank. The Company intends to raise additional funds through equity financing.

The company currently holds 2 credit cards with American Express and one credit card with Capital One. The Amex credit cards are an AmexBlue with a credit limit in the amount of $15,000 and an outstanding balance in the amount of $9,367 and an AmexSimply with an outstanding balance of $27,806 and a credit limit in the amount of $35,000 as of today, May 15, 2020. The CapitalOne credit card has an outstanding balance in the amount of $18,253 and a credit limit in the amount of $20,000 as of today, May 15, 2020.

On August 7, 2019 the company entered into a loan agreement with American Express National Bank in the amount of $ 50,000. The loan bears an interest rate of 8.98% and matures on August 12th, 2022. The loan is to be paid in 35 monthly payments in the amount of $1,589.77 starting on September 12, 2019, and a last payment in the amount of $1,577.68 on August 12, 2022. As of today, May 15, 2020, the outstanding balance of this loan is $38,220.

During 2017, the company entered into a line of credit agreement with Wells Fargo in the amount of $27,000. The total outstanding as of today, May 15, 2020 is $ 25,844

On June 19, 2018, the company entered into a line of credit agreement with Lighthouse Bank in the amount of $200,000. This loan closed in 2020 and was replaced with the January 7, 2020 Santa Cruz loan mentioned below.

On January 7, 2020 the Company entered into a promissory note with Santa Cruz County Bank in the amount of $ 350,000. The note carries an initial rate at 7% and matures on July 27, 2021 when the entire outstanding balance together with interest will be paid (bullet repayment). This promissory note replaced the credit line signed with Lighthouse Bank in the amount of $200,000 discussed above. As of today May 15, 2020, the outstanding balance of this loan is $165,942.

On April 21, 2020 the Company entered into a second promissory note with Santa Cruz County Bank in the amount of $77,155. The note carries an interest rate of 1% and matures on April 21, 2022. The Loan was made in accordance with, and under, Section 1102 and 1106 of the Coronavirus Aid, Relief and Economic Security Act (CARES Act) signed by the President of the United States on March 27, 2020. The Loan is commonly known as the SBA 7(a) Paycheck Protection Program Loan.

On July 12, 2019, the company issued a SAFE note to one of its members, Wayne Hagan in the amount of $ 40,000, which will convert into common equity at an equity event.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds from this campaign are an important component of financial resources that will help us accelerate our path to commercial revenue. We currently have access to a revolving line of credit that covers our basic working capital and IP costs, and we are also constantly looking at other sources of funding such as research grants and commercial partnerships.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We have the ability to remain viable without these funds. We believe raising these funds will help us create value for all of our shareholders (existing and new) by providing added growth capital that will help accelerate our first product to market.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If we raise our minimum we would continue to operate at our base level for the next three months, If we have not secured adequate funding by then from this raise or other sources of financing we would continue to operate the company indefinitely at a reduced cost base.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If we raise our maximum we will have a minimum 1-year runway. We anticipate securing other sources of funding, which could include commercial partnerships, product revenue, grants, or additional financings that would extend the runway.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

In addition to the credit lines currently available to us, additional funding sources include commercial partnerships, product revenue, grants, or additional financings.

## Indebtedness

- **Creditor:** American Express National Bank
  **Amount Owed:** $38,220.00
  **Interest Rate:** 8.98%
  **Maturity Date:** August 12, 2022
  On August 7, 2019, the company entered into a loan agreement with American Express National Bank in the amount of $ 50,000. The loan bears an interest rate

of 8.98% and matures on August 12th, 2022. The loan is to be paid in 35 monthly payments in the amount of $1,589.77 starting on September 12, 2019, and a last payment in the amount of $1,577.68 on August 12, 2022. $28,565 of the balance was classified as non-current, $ 16,313 was classified as current portion of loan payable within current liabilities.

- **Creditor:** Wells Fargo
  **Amount Owed:** $25,844.00
  **Interest Rate:** 6.0%
  During 2017, the company entered into a line of credit agreement with Wells Fargo in the amount of $27,000. The total outstanding as of today, May 15, 2020 is $ 25,844

- **Creditor:** Wayne Hagan
  **Amount Owed:** $40,000.00
  **Interest Rate:** 0.0%
  **Maturity Date:** June 30, 2021
  On July 12, 2019, the company issued a SAFE note to one of its members, Wayne Hagen in the amount of $ 40,000, which will convert into units at an equity event. If an Equity Financing occurs before the End Date, the Company will issue to the Investor that number of units of SAFE Units as equals the Purchase Amount divided by the SAFE Price. The "SAFE Price" is the price per unit equal to the quotient obtained by dividing (i) the Valuation Cap by (ii) either (A) the Company capitalization (excluding all SAFES and convertible notes) as of immediately prior to the Equity Financing or (B) the capitalization of the Company used to calculate the price per unit of the units in the Equity Financing, whichever calculation results in a lower price. An "Equity Financing" is a bona fide transaction or series of transactions, pursuant to which the Company sells Units of the Company at a fixed pre-money valuation. SAFE Units will be identical to the terms of the Units issued in the Equity Financing, except for the per unit liquidation preference, if any, which, for the SAFE Units will be based on the SAFE Price or Discount Price (as applicable). It is a condition to the issuance of SAFE Units that the Investor will execute all transaction documents related to the Equity Financing. The SAFE close date is June 30, 2021.

- **Creditor:** Santa Cruz County Bank
  **Amount Owed:** $165,942.00
  **Interest Rate:** 7.0%
  **Maturity Date:** July 27, 2021
  On January 7, 2020 the Company entered into a promissory note with Santa Cruz County Bank in the amount of $ 350,000. The note carries an initial rate at 7% and matures on July 27, 2021 when the entire outstanding balance together with interest will be paid (bullet repayment). This promissory note replaced the credit line signed with Lighthouse Bank in the amount of $200,000 discussed above. As of today May 15, 2020, the outstanding balance of this loan is $165,942.

- **Creditor:** Santa Cruz County Bank
  **Amount Owed:** $77,155.00
  **Interest Rate:** 1.0%
  **Maturity Date:** April 21, 2022
  On April 21, 2020 the Company entered into a second promissory note with Santa Cruz County Bank in the amount of $77,155. The note carries an interest rate of 1% and matures on April 21, 2022. The Loan was made in accordance with, and under, Section 1102 and 1106 of the Coronavirus Aid, Relief and Economic Security Act (CARES Act) signed by the President of the United States on March 27, 2020. The Loan is commonly known as the SBA 7(a) Paycheck Protection Program Loan.

- **Creditor:** American Express
  **Amount Owed:** $37,173.00
  **Interest Rate:** 12.24%
  The Amex credit cards are an AmexBlue with a credit limit in the amount of $15,000 and an outstanding balance in the amount of $9,367 and an AmexSimply with an outstanding balance of $27,806 and a credit limit in the amount of $35,000 as of today, May 15, 2020.

- **Creditor:** Capital One
  **Amount Owed:** $18,253.00
  **Interest Rate:** 0.0%
  The company currently holds a CapitalOne credit card which has an outstanding balance in the amount of $18,253 and a credit limit in the amount of $20,000 as of today, May 15, 2020.

## Related Party Transactions

- **Name of Entity:** Wayne Hagen
  **Relationship to Company:** Director
  **Nature / amount of interest in the transaction:** On July 12, 2019, the company issued a SAFE note to one of its members, Wayne Hagen in the amount of $ 40,000, which will convert into units at an equity event. If an Equity Financing occurs before the End Date, the Company will issue to the Investor that number of units of SAFE Units as equals the Purchase Amount divided by the SAFE Price. The "SAFE Price" is the price per unit equal to the quotient obtained by dividing (i) the Valuation Cap by (ii) either (A) the Company capitalization (excluding all SAFES and convertible notes) as of immediately prior to the Equity Financing or (B) the capitalization of the Company used to calculate the price per unit of the units in the Equity Financing, whichever calculation results in a lower price. An "Equity Financing" is a bona fide transaction or series of transactions, pursuant to which the Company sells Units of the Company at a fixed pre-money valuation. SAFE Units will be identical to the terms of the Units issued in the Equity Financing, except for the per unit liquidation preference, if any, which,

for the SAFE Units will be based on the SAFE Price or Discount Price (as applicable). It is a condition to the issuance of SAFE Units that the Investor will execute all transaction documents related to the Equity Financing. The SAFE close date is June 30, 2021.

**Material Terms:** On July 12, 2019, the company issued a SAFE note to one of its members, Wayne Hagen in the amount of $ 40,000, which will convert into units at an equity event. If an Equity Financing occurs before the End Date, the Company will issue to the Investor that number of units of SAFE Units as equals the Purchase Amount divided by the SAFE Price. The "SAFE Price" is the price per unit equal to the quotient obtained by dividing (i) the Valuation Cap by (ii) either (A) the Company capitalization (excluding all SAFES and convertible notes) as of immediately prior to the Equity Financing or (B) the capitalization of the Company used to calculate the price per unit of the units in the Equity Financing, whichever calculation results in a lower price. An "Equity Financing" is a bona fide transaction or series of transactions, pursuant to which the Company sells Units of the Company at a fixed pre-money valuation. SAFE Units will be identical to the terms of the Units issued in the Equity Financing, except for the per unit liquidation preference, if any, which, for the SAFE Units will be based on the SAFE Price or Discount Price (as applicable). It is a condition to the issuance of SAFE Units that the Investor will execute all transaction documents related to the Equity Financing. The SAFE close date is June 30, 2021.

- **Name of Entity:** Harold Made, Inc.
  **Names of 20% owners:** Michael Leibowitz
  **Relationship to Company:** Investor
  **Nature / amount of interest in the transaction:** During 2019 the Company purchased marketing services from a business in which one its members has an ownership interest. The total marketing services paid to the business were $31,775.
  **Material Terms:** During 2019 the Company purchased marketing services from a business in which one its members has an ownership interest. The total marketing services paid to the business were $31,775.

## Valuation

**Pre-Money Valuation:** $11,332,182.00

**Valuation Details:**

The valuation was determined based on a variety of factors. One method was based upon a discounted cash flow valuation of the business using an early-stage IRR hurdle rate. We have also looked at mulitiples of projected revenues and earnings to arrive at our number. The Company set its valuation internally, without a formal-third party independent valuation.

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Platform Fees*
  96.5%
  StartEngine minimum platform fees.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  10.0%
  Approximately 10% of funds will be used to purchase materials for component testing and prototype fabrication. Salaries for R&D are included in company employment

- *Marketing*
  6.5%
  This is a budget for general sales and marketing efforts excluding company salaries

- *Operations*
  20.0%
  This includes facility lease, legal and accounting fees.

- *Company Employment*
  60.0%
  This includes salaries for full time employees

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://carnotcompression.com/ (https://carnotcompression.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/carnot-compression

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Carnot Compression Inc.

*[See attached]*

# CARNOT COMPRESSION LLC

**FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2019 AND 2018**
*(Unaudited)*

*(Expressed in United States Dollars)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

|  | Page |
|---|---|
| INDEPENDENT ACCOUNTANT'S REVIEW REPORT | 1 |
| FINANCIAL STATEMENTS: |  |
| Balance Sheets | 2 |
| Statements of Operations | 3 |
| Statements of Changes in Members' Equity | 4 |
| Statements of Cash Flows | 5 |
| Notes to Financial Statements | 6 |

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Carnot Compression LLC
Scotts Valley, California

We have reviewed the accompanying financial statements of Carnot Compression LLC (the "Company,"), which comprise the balance sheets as of December 31, 2019 and December 31, 2018, and the related statements of operations, statements of members' equity (deficit), and cash flows for the year ended December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

May 13, 2020
Los Angeles, California

**Carnot Compression LLC**
**BALANCE SHEETS**
(UNAUDITED)

| As of December 31, | 2019 | 2018 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & cash equivalents | $ 8,581 | $ 17,004 |
| Accounts receivable—net | 140,220 | 207,101 |
| Prepaids and other current assets | 881 | 2,761 |
| **Total current assets** | **149,682** | **226,866** |
| | | |
| Property and equipment, net | 6,686 | 9,274 |
| Intangible assets, net | 339,064 | 236,639 |
| **Total assets** | **$ 495,432** | **$ 472,779** |
| | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts payable | 39,168 | 17,913 |
| Credit Card | 50,817 | 64,209 |
| Current Portion of Loan Payable | 16,313 | - |
| Deferred Revenue | 40,000 | 180,624 |
| Other current liabilities | 30,790 | 49,816 |
| **Total current liabilities** | **177,087** | **312,562** |
| | | |
| SAFE | 40,000 | 45,000 |
| Line of Credit | 137,552 | 142,500 |
| Loan Payable | 28,568 | - |
| | | |
| **Total liabilities** | **383,207** | **500,062** |
| | | |
| **MEMBERS' EQUITY** | | |
| Members' equity | 570,272 | 415,139 |
| Retained earnings/(Accumulated Deficit) | (458,047) | (442,421) |
| | | |
| **Total members' equity** | **112,225** | **(27,283)** |
| | | |
| **Total liabilities and members' equity** | **$ 495,432** | **$ 472,779** |

*See accompanying notes to financial statements.*

**Carnot Compression LLC**
**STATEMENTS OF OPERATIONS**
(UNAUDITED)

| **For Fiscal Year Ended December 31,** | **2019** | **2018** |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ 811,760 | $ 972,258 |
| Cost of goods sold | 618,456 | 665,403 |
| Gross profit | 193,304 | 306,855 |
| | | |
| Operating expenses | | |
| General and administrative | 187,757 | 193,199 |
| Sales and marketing | - | - |
| Total operating expenses | 187,757 | 193,199 |
| | | |
| Operating income/(loss) | 5,547 | 113,656 |
| | | |
| Interest expense | 21,173 | 26,401 |
| Other Loss/(Income) | - | - |
| Income/(Loss) before provision for income taxes | (15,625) | 87,255 |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net income/(Net Loss)** | **$ (15,625)** | **$ 87,255** |

**Carnot Compression LLC**
**STATEMENTS OF CHANGES IN MEMBERS' EQUITY**
(UNAUDITED)

| (in , $US) | Member equity | | Accumulated Deficit | | Total Members' Equity | |
|---|---|---|---|---|---|---|
| **Balance—December 31, 2017** | $ | **415,139** | $ | **(529,676)** | $ | **(114,538)** |
| | | | | | | |
| Net income/(loss) | | | | 87,255 | | 87,255 |
| **Balance—December 31, 2018** | | **415,139** | $ | **(442,421)** | $ | **(27,283)** |
| | | | | | | |
| Net income/(loss) | | | | (15,625) | | (15,625) |
| Member contribution | | 110,133 | | - | | 110,133 |
| Conversion SAFE into Equity | | 45,000 | | | | 45,000 |
| **Balance—December 31, 2019** | | **570,272** | $ | **(458,047)** | $ | **112,225** |

*See accompanying notes to financial statements.*

**Carnot Compression LLC**
STATEMENTS OF CASH FLOWS
(UNAUDITED)

| For Fiscal Year Ended December 31, | | 2019 | | 2018 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (15,625) | $ | 87,255 |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of property | | 2,588 | | 2,588 |
| Amortization of intangibles | | 15,349 | | 12,169 |
| Changes in operating assets and liabilities: | | | | |
| Accounts receivable | | 66,881 | | 72,151 |
| Inventory | | - | | - |
| Prepaid expenses and other current assets | | 1,880 | | 16,991 |
| Deferred revenues | | (140,624) | | 84,374 |
| Accounts payable and accrued expenses | | 21,255 | | (27,710) |
| Credit Cards | | (13,392) | | (17,690) |
| Other current liabilities | | (19,027) | | (32,123) |
| **Net cash provided/(used) by operating activities** | | **(80,715)** | | **198,006** |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of intangible assets | | (117,774) | | (37,854) |
| | | | | |
| **Net cash provided/(used) in investing activities** | | **(117,774)** | | **(37,854)** |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Borrowings on Line of Credit | | - | | - |
| Repayment on Line of Credit | | (4,948) | | (153,098) |
| Borrowing on SAFE | | 40,000 | | 5,000 |
| Borrowing on Loan Payable | | 50,000 | | |
| Repayment on Loan Payable | | (5,119) | | |
| Member Contribution | | 110,133 | | |
| **Net cash provided/(used) by financing activities** | | **190,066** | | **(148,098)** |
| | | | | |
| Change in cash | | (8,423) | | 12,054 |
| Cash—beginning of year | | 17,004 | | 4,951 |
| **Cash—end of year** | $ | **8,581** | $ | **17,004** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 21,173 | $ | 26,401 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Conversion of debt into equity | $ | - | $ | - |

*See accompanying notes to financial statements.*

**Carnot Compression LLC**
**NOTES TO FINANCIAL STATEMENTS**
**FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018**

*All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.*

## 1. SUMMARY

Carnot Compression LLC, was formed on February 19 2014 in the state of Delaware The financial statements of Carnot Compression LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scotts Valley, California

Carnot Compression LLC, is engaged in developing and commercializing a proprietary, highly disruptive isothermal gas compression technology. The Company's technology addresses a very significant global energy challenge. Compression applications are widespread among industrial, commercial, and residential customers including industrial air and gas compression, compressed natural gas (CNG), refrigeration, and within air conditioning. Despite the widespread need for compression, the current state of the art technology is often energy inefficient, and for many applications very costly, with the heat of compression playing a major role in operating costs. For industrial air compressors, it is estimated that as much as 90% of the energy input to compress air is lost, primarily due to the heat of compression. In addition to driving up energy usage, the heat of compression also causes wear on component parts, necessitates multiple compression stages to achieve high pressure ratios, and leads to added costs for cooling for many applications. The Company's technology solves the heat of compression problem by isothermally compressing a gas/liquid emulsion in a rotating housing. The Company has a roadmap to achieving significant efficiency improvements across a variety of compression use cases.

## 2. SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

**Accounts Receivable**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical

(UNAUDITED)

experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Equipment | 5-7 years |

**Intangible Assets**

The Company currently has multiple issued and pending patents for the technology that has been created and developed, all of which are in varying stages. All legal fees associated with the filing of these patents are being capitalized. Patents are amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

The Company is taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.  The Company has filed tax returns from inception in 2014 through 2019 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

**Carnot Compression LLC**
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

**Revenue Recognition**

The Company's revenue is made up of funded research and development from private enterprises and government agencies to further develop technology. Revenue is recognized in accordance with the terms within each individual contract or grant agreement as the revenue is realized and earned.

**Operating Leases**

Operating leases relate to office space. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 13, 2020, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

**Carnot Compression LLC**
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

| As of Year Ended December 31, | 2019 | | 2018 | |
|---|---|---|---|---|
| Prepaid expenses | $ | 881 | $ | 1,306 |
| Security deposits | | - | | 1,455 |
| Total Prepaids Expenses and other Current Assets | $ | 881 | $ | 2,761 |

Other current liabilities consist of the following items:

| Other Current Liabilities: | 2019 | | 2018 | |
|---|---|---|---|---|
| Deferred Payroll | $ | 27,099 | $ | 45,822 |
| Accrued expenses | | 2,750 | | 3,054 |
| Due to owners | | 940 | | 940 |
| Total Other Current Liabilities | $ | 30,790 | $ | 49,816 |

Deferred revenues refer to revenue for a project to create a prototype has been deferred and will begin to be recognized once the Company meets certain milestones for the project. The contract states that the Company could be liable for repayment of the entire balance, which is $40,000 as December 31, 2019, if a design for the prototype and an agreement

(UNAUDITED)

on the prototype design is not met. As of the date of these financials, management is working on research and development issues related to the project and is also actively seeking additional funding for the project.

## 4. PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| Equipment | $ 12,941 | $ 12,941 |
| Property and Equipment, at Cost | 12,941 | 12,941 |
| Accumulated depreciation | (6,255) | (3,667) |
| **Property and Equipment, Net** | $ 6,686 | $ 9,274 |

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and 2018 was in the amount of $ 2,588 in each year.

## 5. INTANGIBLE ASSETS

As of December 31, 2019, intangible asset consists of

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| Intangible assets, at cost | $ 368,375 | $ 250,601 |
| Capitalized patent costs | 368,375 | 250,601 |
| Accumulated amortization | (29,310) | (13,961) |
| **Intangible assets, Net** | $ 339,064 | $ 236,639 |

Amortization expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 were $15,349 and $12,169 respectively.

| Period | Amortization Expense |
|---|---|
| 2020 | $ 19,838 |
| 2021 | 19,838 |
| 2022 | 19,838 |
| 2023 | 19,838 |
| Thereafter | 259,711 |
| **Total** | $ 339,064 |

## 6. MEMBERS' EQUITY

The Company's authorized share capital as of December 31, 2019 consisted of 16,000,000 Class A (with voting rights) units of limited liability company interest and 4,000,000 Class B Units (without voting rights) of limited liability company interest.

(UNAUDITED)

Class A units outstanding as of December 31, 2019 was 9,885,682 with the ownership percentage of the members were as follows:

**As of Year Ended December 31, 2019**

| Member's name of Class A Units | Ownership percentage |
|---|---|
| Hans Shillinger | 20.5% |
| Todd Thompson | 15.7% |
| No-Drill, Inc. | 14.2% |
| Wayne Hagan | 14.0% |
| Mark Cherry | 13.9% |
| Sean Kilgrow | 10.2% |
| Others | 11.6% |
| **TOTAL** | **100.0%** |

Class B units outstanding as of December 31, 2019 was 1,347,500 vested according to Equity incentive plan 2014. Due to the difficulty in valuation the awards, the Company has not assigned a value to them. The Company deemed the impact of awards not material.

## 7. DEBT

**Loan Payable**

On August 7, 2019 the company entered into loan agreement with American Express National Bank in the amount of $ 50,000. The loan bears an interest rate of 8.98% and matures on August 12th, 2022.  The loan is to be paid in 35 monthly payments in the amount of $1,589.77 starting on September 12, 2019, and a last payment in the amount of $1,577.68 on August 12, 2022.

| Period | Principal repayment |
|---|---|
| 2020 | $ 16,313 |
| 2021 | 17,492 |
| 2022 | 11,076 |
| **Total** | **$ 44,881** |

$ 28,565 of the balance was classified as non-current, $ 16,313 was classified as current portion of loan payable within current liabilities.

**Lines of Credit**

During 2017, the company entered into a line of credit agreement with Wells Fargo in the amount of $27,000. The total outstanding as of December 2019 was $ 25,552.

On June 19, 2018, the company entered into line of credit agreement with Lighthouse Bank in the amount of $200,000. The total outstanding as of December 2019 was $ 112,000.

(UNAUDITED)

**SAFE Agreements**

During 2017, the company issued SAFE notes to two investors in the amount of $40,000. During 2018, the company issued a SAFE note to one investor in the amount of $5,000. The SAFEs were converted into Class A units of member equity in 2019.

On July 12, 2019, the company issued a SAFE note to one of its members, Wayne Hagen in the amount of $ 40,000, which will convert into units at an equity event. If an Equity Financing occurs before the End Date, the Company will issue to the Investor that number of units of SAFE Units as equals the Purchase Amount divided by the SAFE Price. The "*SAFE Price*" is the price per unit equal to the quotient obtained by dividing (i) the Valuation Cap by (ii) either (A) the Company capitalization (excluding all SAFES and convertible notes) as of immediately prior to the Equity Financing or (B) the capitalization of the Company used to calculate the price per unit of the units in the Equity Financing, whichever calculation results in a lower price. An "*Equity Financing*" is a bona fide transaction or series of transactions, pursuant to which the Company sells Units of the Company at a fixed pre-money valuation. SAFE Units will be identical to the terms of the Units issued in the Equity Financing, except for the per unit liquidation preference, if any, which, for the SAFE Units will be based on the SAFE Price or Discount Price (as applicable). It is a condition to the issuance of SAFE Units that the Investor will execute all transaction documents related to the Equity Financing. The SAFE close date is June 30, 2021.

## 8. RELATED PARTY

During 2019 the Company purchased marketing services from Harold Made Inc., a business in which Michael Leibowitz, one its members has an ownership interest. The total marketing services paid to the business was $31,775.

On July 12, 2019, the company issued a SAFE note to one of its members, Wayne Hagen in the amount of $ 40,000, which will convert into units at an equity event. If an Equity Financing occurs before the End Date, the Company will issue to the Investor that number of units of SAFE Units as equals the Purchase Amount divided by the SAFE Price. The "*SAFE Price*" is the price per unit equal to the quotient obtained by dividing (i) the Valuation Cap by (ii) either (A) the Company capitalization (excluding all SAFES and convertible notes) as of immediately prior to the Equity Financing or (B) the capitalization of the Company used to calculate the price per unit of the units in the Equity Financing, whichever calculation results in a lower price. An "*Equity Financing*" is a bona fide transaction or series of transactions, pursuant to which the Company sells Units of the Company at a fixed pre-money valuation. SAFE Units will be identical to the terms of the Units issued in the Equity Financing, except for the per unit liquidation preference, if any, which, for the SAFE Units will be based on the SAFE Price or Discount Price (as applicable). It is a condition to the issuance of SAFE Units that the Investor will execute all transaction documents related to the Equity Financing. The SAFE close date is June 30, 2021.

## 9. COMMITMENTS AND CONTINGENCIES

**Operating Leases**

On January 2018, the Company entered an office lease agreement with Turner Land Company, LP in the amount of $1,348 per month for base rent and common area operating expenses in the amount of $ 348 for the period 2/1/2019 to 2/28/2019. The lease commenced on February 1, 2019 and expired on January 31, 2020. After the lease expired, the company entered into a month-to-month lease basis.

(UNAUDITED)

Rent expense was in the amount of $ 20,696 and $25,566 as of December 31, 2019 and December 31, 2018 respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 13, 2020, the date the financial statements were available to be issued.

On January 7, 2020 the Company entered into a promissory note with Santa Cruz County Bank in the amount of $ 350,000. The note carries an initial rate at 7% and matures on July 27, 2021 when the entire outstanding balance together with interest will be paid (bullet repayment). This promissory note replaced the credit line signed with Lighthouse Bank in the amount of $200,000 discussed in note 7.

On April 21, 2020 the Company entered into a promissory note with Santa Cruz County Bank in the amount of $77,155. The note carries an interest rate of 1% and matures on April 21, 2022. The Loan was made in accordance with, and under, Section's 1102 and 1106 of the Coronavirus Aid, Relief and Economic Security Act (CARES Act) signed by the President of the United States on March 27, 2020. The Loan is commonly known as the SBA 7(a) Paycheck Protection Program Loan.

On May 11, 2020 the Company filed a Certificate of Conversion to convert from a Delaware limited liability company to a Delaware corporation pursuant to Section 265 of the Delaware General Corporation Law and Section 18-216 of the Delaware Limited Liability Company Act. All issued Class A and B Units were converted into Common Equity on a 1:1 basis. As of the conversion date there were 11,332,182 common shares outstanding. The total number of shares of Common Stock the Company has authority to issue is 20,000,000 with par value of $0.0001 per share. The Company also adopted the 2020 Equity Plan and reserved 1,500,000 shares for issuance under the plan.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*


This offering is not live or open to the public at this moment.


## Carnot Compression
Sustainable oil-free air compressors




⊘ Website    📍 Scotts Valley, CA    CLEAN TECHNOLOGY

Carnot Compression has patented a method for solving the 'heat of compression' problem, and in the process has developed a means to drastically cut down on billions of dollars worth of wasted operating costs across a bevy of industries.

### $0.00 raised ⓘ

| 0 | 91 |
|---|---|
| Investors | Days Left |
| $1.00 | $11.3M |
| Price per Share | Valuation |
| Equity | $250.00 |
| Offering Type | Min. Investment |

**INVEST NOW**

★ This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview    Team    Terms    Updates    Comments    ♡ Follow

# Reasons to Invest

- Compressors driven by electric motors consume $227B every year in electricity; Carnot has a roadmap for reducing these costs by 20% or more

- Carnot has assembled leading experts from all over — including engineering PhDs, compressed air marketing veterans, and product development professionals

- Huge Market - Compressed air will soon be a $40.43B market

THE PROBLEM

# 12% of U.S. electrical consumption goes to powering industrial air compressors

Oil-free compressed air is a must-have for many facilities in sectors like manufacturing and scientific research, automotive painting, food and beverage, and more. In several of these places, their air purity is of the utmost importance, as any small presence of oil could cause massive damages in lost product, contamination, downtime, and other setbacks.




Cost Of A Typical Air Compressor
Over 10 Years
Equipment
12%


Electricity
76%
12%

**Source:** www.compressedairchallenge.org

Traditionally, people who only need low horsepower oil-free air compressors (especially the 5-30 horsepower range) are limited to machines with so many moving parts that maintenance is extremely difficult — this means the machines themselves do not last very long.

Carnot's proprietary technology cuts down on the total cost of ownership; eliminating the need for frequent routine service visits. The minimal amount of moving parts reduce service costs and increase uptime.

Compressors are also massive drains on companies' finances — guzzling an estimated $227B every year in energy costs. Additionally, our oil-free air compressors eliminate the possibility of oil contamination in the air, saving companies the worry of possible leakages that could cause product contamination.

> For many customers, the **upfront costs** of the machine plus the **costs of frequent repairs and regular maintenance** render **current oil-free compressors too costly.**

THE SOLUTION

## We've found a more efficient and reliable solution that should cut costs by 20% or more

Carnot has developed a patented process that is capable of compressing air in an

Carnot has developed a patented process that is capable of compressing air in an isothermal manner. This allows for a constant temperature and improves the technology to one, single moving part.

By efficiently capturing the heat from compression, we're able to greatly reduce the operating cost — and thanks to the simplicity of our design — total costs of ownership are driven down, allowing our customers to focus on their core competencies.



## Isothermal Air Compression



- Temperature remains constant

- Decreased operating cost

- Technology reduced to a single moving part for compression





THE MARKET

## The potential for widespread applications for our technology means access to multiple markets

Air compressors make up a growing market that's projected to pass $40B by 2025, with the oil-free compression segment representing around a third of the sector. Worldwide, it is estimated that compressors account for over 30% of electricity demand for electric motors

Air Compressor Annual Revenue
$40+ Billion
revenue by 2025

OUR TRACTION

## A robust IP portfolio and commercial validation

Since forming the company in 2014 we've steadily developed our technology through a series of component tests, prototypes, and patents, leading to a pre-commercial prototype that is currently being tested under a grant from the California Energy Commission.

Our progress has been fueled by multiple million-dollar grants from the National Science Foundation and the California Energy Commission (in partnership with the Gas Technology Institute),  Funding from these grants has helped accelerate our development to its current near-commercial state. Additionally, we have invested in filing five patents to protect our intellectual property.

## Research Grants from the National Science Foundation and California Energy Commission have helped advance our technology

 

OUR PRODUCT

# Oil-free compression with low operating cost and continuous operation



The Carnot™ Compressor uses a centrifugal process to compress gas/liquid

The Carnot™ Compressor uses a centrifugal process to compress gas/liquid emulsion, separating out the compressed gas and recycling the working liquid, while keeping a low internal temperature.

The low temperature means that our system is able to generate a large amount of compressed air with high operational efficiency.



## The Carnot™ Compressor

- One moving part

- Reliable operation

- True 100% duty cycle

- Low lifetime operating costs



**Stage of Development**

Industrial machinery takes time to develop. Our team has steadily developed the technology from benchtop proof of concept of the compression principle to a fully-integrated oil-free air compressor prototype. 3rd-party validation of the disruptive potential of the technology is evidenced by grant funding from the National Science Foundation and the California Energy Commission.
The progress made to date has positioned us to apply the lessons learned from the current test phase to the next design iteration, which we anticipate selling

directly to customers.

THE BUSINESS MODEL

## We will sell to niche markets and help them dramatically cut costs

Within the next year we plan to enter into niche markets around the country and begin selling directly to customers. We believe that our value proposition will enable us to gain traction in a premium-priced market.


Direct-to-Consumer Sales
in niche markets across the country

Current oil-free air compressors in the 10 horsepower range sell for upwards of $17,000. After our market entry, we believe that a successful operating history and low maintenance costs will enable us to offer premium pricing and build customer loyalty.

We believe that a successful operating history and our low maintenance costs will enable us to offer **premium pricing**.

HOW WE ARE DIFFERENT

# Nobody else has our isothermal process



$H_2O$


We set ourselves apart from all competitors with our patented platform technology. Our process is capable of achieving high pressure rises in a single stage of compression, at low heat, and on a 100% duty cycle.

The Carnot™ Compressor will be an attractive product for customers in all industries due to our ability to help minimize total ownership costs of the unavoidable, fifth utility.

This competitive advantage is protected by a deep IP portfolio of issued and filed patents, pending trademarks, and trade secrets.

Clients are incentivized to minimize compression costs, and **our technology** will be increasingly attractive among our competitors due its **capabilities for cost reduction**.

## Commercial & Social Impact



$227B of annual electricity costs are from compression. Carnot's mission is to reduce these costs by

# 20%



**Compressor Electricity Demand**

Source: Energy-Efficiency Policy Opportunities for Electric Motor-Driven Systems. International Energy Agency. 2011 Working Paper, Waide and Brunner.

THE VISION

# The most reliable, cost-effective option on the market

After our market entry we believe that consumers will quickly develop a heightened awareness of the Carnot™ Compressor, as the best product in the oil-free market.

Our first offerings will be in the 5-25 horsepower range and we will scale up to

Our first offering will be in the 5-25 horsepower range and we will scale up to 100 horsepower in the next five years.



We will begin in the **5-25 horsepower** range and scale all the way up to **100 horsepower** in the next five years.

Our focus will also include finding the right market-fits for a broader range of applications within the life science, semiconductor, and food industries.



OUR TEAM ———————————

# Bringing together industry vets and visionary engineers

Our personnel is made up of a diverse group with decades of complementary experience, ranging from 25 years of Finance and Corporate Development (CEO Todd Thompson), operations management (COO Hans Shillinger), product development (VP Engineering Chris Finley) to a Stanford post-doc (Senior Engineer Dr. Christophe Duchateau).

We've also brought along direct industry experience with our Sales and Marketing Director, Kurt Schoeller, who spent 15 years in the air compressor sales and service realm.

With this level of inside knowledge, innovative expertise, and business experience, we have been able to successfully drive our product to market, and are positioned to make a major splash in the next year.



**Todd Thompson**
CEO



**Hans Shillinger**
COO



**Chris Finley**
Vice President, Engineering



**Christophe Duchateau**
Principal Engineering Scientist



**Kurt Schoeller**
Sales and Marketing Director

WHY INVEST

# Innovative product with multi-faceted market potential, all backed by an adept team

We believe the dynamic nature of our key technology allows Carnot the opportunity to disrupt the current state of our initial target market, while simultaneously penetrating a variety of other sectors. The many available industry applications will allow Carnot Compression to generate a steady cash-flow and rapidly scale.

Carnot Compression has built a team and product that are situated to conquer

™

the compressed air market. The revolutionary and impactful Carnot™ Compressor, combined with our exceptional team will be a huge upset to a stagnant market that has been in need of some fresh ideas for years.

Our team...together with a revolutionary technological advancement with proven commercial application, plan on **taking over the compression market**.



# Meet Our Team





## Todd Thompson
### CEO and Co-Founder

*Todd has over 25 years of strategic, financial, and corporate development experience. Prior to Carnot, Todd held multiple leadership roles with a publicly-traded industrial company. Todd began his career in management consulting, where he advised clients on corporate finance, strategy, and value-based management. Todd has also worked in senior roles for start-up digital media firms. Todd earned his BS in Commerce from the University of Virginia. He is a CFA Charterholder and earned his CPA designation (currently inactive) in the state of Virginia.*



## Hans Shillinger
### COO and Co-Founder

*Hans is a named co-inventor on Carnot's patents. He is registered as a professional civil engineer in California, with a broad engineering background with an emphasis on project and engineering management. Prior to Carnot, Hans was president of an operating unit for a large civil construction firm, where he led design and construction of utility-scale solar projects worth over $150M. Hans earned his Bachelors of Applied Sciences from Cal Poly, San Luis Obispo.*



## Christophe Duchateau
### Principal Engineering Scientist

*Christophe is a process engineering specialist who worked in oil and gas R&D for 10 years, followed by 2 years in fluid flow simulations for product development. He has a proven track record in a broad range of engineering topics spanning applied thermodynamics, chemical engineering, and fluidics. Christophe earned his Ph.D. in process engineering and was a postdoctoral fellow at Stanford University.*





## Chris Finley
### Vice President, Engineering

*Chris is a mechanical engineer with over 15 years' experience in R&D, engineering, product development, and business development for mechanical systems in oil and gas applications. Chris is a recognized cryogenics expert and has published numerous papers on cryogenics, expanders, pumps, and turbines, with a focus on LNG applications.*





## Kurt Schoeller
### Sales and Marketing Director

*Kurt Schoeller has 15 years of sales and service experience in the compressed air industry, including roles with BOGE and Atlas Copco. Kurt is also an experienced Drill Sergeant in the US Army and serves as a career counselor to military veterans.*





**Larry Leis**



**Sean Kilgrow**



**Wayne Hagan**



**Paul Blomerus**

Board Member

*Larry is an early investor in Carnot. He also serves as Vice President and Member of the Board at Conestoga Energy Holdings.*

Board Member

*An accomplished leader with deep expertise in the discovery and development of power and industrial projects. Providing a 20+ year track record of success spanning renewable, power delivery, and energy storage projects. Biogas and anaerobic digestion developments have been a recent focus. Registered Professional Civil Engineer with a Class A and C-10 Electrical License, State of CA.*



Board Member

*Wayne is a Professional Engineer with over 25 years of experience in engineering, design, construction, business development, and operations management with leading global engineering and construction firms. Wayne has deep expertise in distribution system design, load forecasting/planning, protection and reliability, energy conservation, power quality, operations and maintenance, industry standards, and regulatory requirements.*



Advisor

*Paul is an internationally-experienced research and innovation leader with a track record of results in the clean energy and power systems technology industry. He has held leadership positions at Westport Innovations in Vancouver, Rolls-Royce Aerospace in the UK, and McKinsey & Co. in Chicago. Paul holds a Ph.D. in Engineering Science from the University of Oxford.*





**David Berokoff**

Advisor

*David has over 38 years of experience in the energy industry, covering a wide range of disciplines including business strategy/development, project management, and the development, demonstration, and commercialization of emerging technologies. David has extensive experience in assessing various emerging technologies. David holds a BS in Mechanical Engineering from California State University and is a registered professional mechanical engineer in California.*





**Dick Duffy**

Advisor

*Dick is President of Fuelpoint Innovations, a consultancy focused on bringing to market new CNG-related products/equipment that makes the use of CNG easier and more cost-effective for fleets and consumers. Prior, Dick spent nearly 30 years in management roles at PSE&G.*



Offering Summary

**Company** : Carnot Compression Inc.

**Corporate Address** : 5610 Scotts Valley Drive, Ste. B513, Scotts Valley, CA 95066

**Offering Minimum** : $10,000.00

| **Offering Maximum** : | $1,070,000.00 |
|---|---|
| **Minimum Investment Amount (per investor)** : | $250.00 |

## Terms

| | |
|---|---|
| **Offering Type** : | Equity |
| **Security Name** : | Common Stock |
| **Minimum Number of Shares Offered** : | 10,000 |
| **Maximum Number of Shares Offered** : | 1,070,000 |
| **Price per Share** : | $1.00 |
| **Pre-Money Valuation** : | $11,332,182.00 |

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Voting Rights of Securities Sold in this Offering**</u>

**Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>**COVID Relief**</u>

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

**Expedited closing sooner than 21 days.**

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

<u>**Perks and Investment Bonuses**</u>*

*Time-Based Rewards:*

**Visionary**

First 72 Hours |15% Bonus Shares

**Pacesetter**

Pacesetter

Next 4 Days│10% Bonus Shares

**Trendsetter**

Next 7 Days│5% Bonus Shares

*Amount-Based Rewards:*

**$500+ | Investor Community Access**

Receive periodic updates from our executive team on key developments and major milestones

**$2,000+ | 20 Horsepower**

Receive 3% bonus shares

**$5,000+ | 50 Horsepower**

Receive 5% Bonus Shares + 30-minute call with our executives to discuss the company

**$10,000+ | 100 Horsepower**

Receive 5% Bonus Shares + $1,000 rebate on a future compressor purchase

**$25,000+ | 250 Horsepower**

Receive 5% Bonus Shares + $1,500 rebate on a future compressor purchase

*\*All perks occur after the Offering is completed.*

**<u>The 10% Bonus for StartEngine Shareholders</u>**

Carnot Compression Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1 / share, you will receive 110 common stock shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment". Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks

involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Carnot Compression to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

**Speaker 1:**

Hi, I'm Todd Thompson. I'm the CEO and one of the co-founders of Carnot Compression. The Carnot Compressor puts water to work to compress air.

Our proprietary technology fundamentally transforms the compression process. Globally it is estimated that over $200 billion of energy costs are spent annually to compress air and gas. Air compressors are estimated to consume up to 12% of US industrial electricity. We have a roadmap to significant efficiency improvements.

This gives us an opportunity to disrupt a large global industry. Here's how the Carnot compressor works.

**Demo Video VO:**

This is the Carnot compressor. Let's take a look behind the curtain and discover just how this oil-free isothermal compressor is disrupting the industry. Air enters the air filter here and flows into a spinning drum where it is combined with water. Carnot's proprietary process puts water to work to compress the air while absorbing the heat of compression. The low operating temperature is maintained through a heat exchange system where the water circulates through the drum and is cooled by the radiator. The Carnot compressor is a truly oil-free, environmentally friendly isothermal compressor with minimum moving parts. It's designed for a continuous duty cycle and a low maintenance long operating life for the system itself. It's ideal for a number of applications that require clean, quiet, oil-free, efficient, and sustainable compressed air. This is the Carnot Compressor and the future of sustainable compression is now.

**Speaker 2:**

Hello, my name is Kurt Schoeller. I am the sales and marketing director with Carnot compression. I've been in the compressor industry for over 15 years servicing and selling. Up until now at compressor was just a box of many moving parts painted different colors with different names on the outside. Finally, something new. The beauty of the Carnot compressor is that it only has one moving part in the compression process. We have designed this compressor to greatly reduce your total cost of ownership while at the same time increasing your reliability.

**Speaker 1:**

Industrial machinery takes time to develop. Our team has steadily advanced the technology from proof of concept to its current state where we are testing an oil-free air compressor prototype that is nearly commercial ready. Research grants from the national science foundation and the California energy commission have helped us develop this transformative technology. We have a bright future ahead of us. Please join us in our journey.

## STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

### Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

### Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

### Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.